JOINT NEWS RELEASE

PMI AND KEEGAN AGREE TO TERMINATE MERGER PLANS

Vancouver, British Columbia, February 18, 2013 - PMI Gold Corporation (“PMI”) (TSX: PMV, ASX: PVM, Frankfurt: PN3N.F) and Keegan Resources Inc. (“Keegan”) (TSX, NYSE MKT: KGN) jointly announced today that they have terminated the arrangement agreement (the “Arrangement Agreement”) they entered into on December 5, 2012 in accordance with its terms. This decision comes as a result of the mutual determination of PMI and Keegan that it is unlikely that PMI’s shareholders will approve the transactions contemplated by the Arrangement Agreement. The termination of the Arrangement Agreement is not on account of any differences arising between the respective boards about valuation issues or on account of any new facts having come to their attention.

As a result of the mutual decision to terminate the Arrangement Agreement, the special meeting of shareholders of PMI which was scheduled for February 20, 2013, has been cancelled. The special meeting of Keegan shareholders scheduled for February 19, 2013 will proceed but only to consider the approval of a name change of Keegan to “Asanko Gold Corp.”, reflective of the region in Ghana where it operates. PMI and Keegan have agreed that no termination fee will be payable as a result of the mutual termination of the Arrangement Agreement and the parties have released each other from all obligations in respect of the Arrangement Agreement.

About PMI Gold Corporation

PMI is an international gold company which is focused on developing a substantial West African gold business spanning three emerging mining centres in south-west Ghana, one of the world's most prolific gold producing regions. PMI has a strong portfolio of assets in Ghana, with a dominant 70km contiguous landholding in the Asankrangwa Gold Belt with interests in 9 concessions which comprises the 100% owned Obotan Gold Project and the 100% owned Asanko Regional Exploration Project. PMI also holds 2 mining leases and 2 concessions within the Ashanti Gold Belt which comprises the advanced exploration Kubi Gold Project.  The Obotan Gold Project (Measured Resources of 15.57Mt grading 2.47g/t Au for 1.23Moz; Indicated Resources of 29.21Mt grading 2.00g/t Au for 1.88Moz; and Inferred Resources of 21.91Mt grading 1.99g/t Au for 1.40Moz, based on a 0.5g/t Au cut-off) is expected to produce an average of 221,500 oz Au per year over the first five years.  Mineral Resources is based on a resource estimate audited by Mr Peter Gleeson, who is a full time employee of SRK Consulting. Mr Gleeson is a Member of the Australian Institute of Geoscientists (MAIG) with sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity undertaken to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and as defined in terms of NI43-101 standards for resource estimation of gold.  Mr Gleeson has more than 5 years’ experience in the field of Exploration Results and of resource estimation in general and consents to the inclusion of matters based on information in the form and context in which it appears.

PMI trades on the TSX, the ASX and the Frankfurt Stock Exchange under the symbols PMV, PVM and PN3N.F, respectively.

Collin Ellison, Bsc Mining, MIMMM, C.Eng is the Qualified Person within the definition of that term under NI 43-101, who has assumed responsibility for the technical disclosure relating to PMI in this release.

The NI 43-101 compliant technical report outlining the Obotan Project Mineral Resources and Reserve Estimate and the results of the Feasibility Study on September 17, 2012 was prepared by GR Engineering Services Limited, and co-authored by P. Gleeson, B.Sc. (Hons), M.Sc, MAIGS, MGSA, J. Price, FAusIMM(CP), FGS, MIE(Aust.), R Cheyne, BEng. (Mining), FAusIMM, CEng (IEI), and G. Neeling, BAppSc. (Multidisciplinary) FAusIMM, each of whom is independent for the purposes of NI 43-101.

About Keegan Resources Inc.

Keegan is a gold development company which has been focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. Keegan offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category with an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

Greg McCunn, P.Eng. of Keegan Resources is the Qualified Person under NI 43-101 who has assumed responsibility for the technical disclosure relating to Keegan in this release.

Charles J. Muller, B.Sc. Geology (Hons), Pr.Sci.Nat., MGSSA, a Director of Minxcon Pty Ltd. of Johannesburg, South Africa and an independent Qualified Person under NI 43-101 is responsible for any disclosure related to Keegan’s Mineral Resources in this release.

Cautionary Note Regarding Forward-Looking Statements and Information:

This PMI and Keegan joint press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements concern PMI’s and Keegan’s future financial or operating performance, the Merger, and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed Merger and other statements that are not historical facts.  Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which PMI and Keegan operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the Arrangement have been made include that PMI and Keegan will be able to satisfy the conditions in the arrangement agreement dated December 5, 2012 between PMI and Keegan, that ongoing due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of PMI and Keegan, that all required third party, and that regulatory and government approvals will be obtained.  PMI and Keegan caution that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause PMI’s and Keegan’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold price volatility; fluctuations in foreign exchange rates and interest rates; between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; and changes in applicable laws or regulations. In addition, the factors described or referred to in the section entitled "Risk Factors" in PMI’s Annual Information Form for the year ended June 30, 2012 or under the heading "Business Description – Risk Factors” in Keegan’s Annual Information Form for the financial year ended March 31, 2012, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release.  Although PMI and Keegan have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed Merger could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events.  Accordingly, readers should not place undue reliance on forward-looking information.  The forward-looking information in this press release is made as of the date of this press release, and PMI and Keegan disclaim any intention or obligation to update or revise such information, except as required by applicable law and neither Keegan not PMI assume any liability for disclosure relating to the other company herein.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

PMI and Keegan prepare their disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  PMI and Keegan use certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of each of PMI and Keegan which have been filed with securities commissions or similar authorities in Canada).

FOR FURTHER INFORMATION, PLEASE CONTACT:

PMI

Keegan

Collin Ellison, Managing Director and CEO

Peter Breese, President and CEO

Rebecca Greco, Fig House Communications

John Eren, VP Investor Relations

Tel: 1-416-822-6483 or 1-888-682-8089

Tel: 1-604-683-8193 or 1-800-863-8655

Nicholas Read, Read Corporate

Email: info@keeganresources.com

Tel: 61-8-9338 1474

Website: www.keeganresources.com

Email: info@pmigoldcorp.com

Website: www.pmigoldcorp.com